Investor Deck



Freight App, Inc.

a Hudson Capital, Inc. subsidiary

A Digital Cross-border Marketplace
for Shippers and Carriers

February 23, 2022

Safe Harbor Statement

This presentation includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this communication. Such risk factors include, among others: future operating or financial results; future growth expectations and acquisitions; our performance; specific economic conditions in the U.S., Canada and Mexico; changes in laws and regulations; potential liability from future litigation; the diversion of management time on acquisition and integration related issues; modifications or adjustments to our financial statements as a result of applicable securities laws; and general economic conditions. Actual results may differ materially from those contained in the forward-looking statements in this Presentation and documents filed with the Securities and Exchange Commission. We undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

Certain information set forth in this presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Hudson Capital's and Fr8App's actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hudson Capital's and Fr8App's expectations with respect to future performance and anticipated financial impacts of the acquisition.These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Hudson Capital's and Fr8App's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of COVID-19 pandemic on Fr8App's business; (2) the inability to obtain or maintain the listing of Hudson Capital's ordinary shares on Nasdaq; (3) the risk that the acquisition disrupts current plans and operations as a result of the announcement and consummation of the merger; (4) the ability to recognize the anticipated benefits of the merger, which may be affected by, among other things, competition, the ability of Fr8App to grow and manage growth profitably, and retain its key employees; (5) costs related to the merger; (6) changes in applicable laws or regulations; (7) the possibility that Hudson Capital or Fr8App may be adversely affected by other economic, business, and/or competitive factors; (8) risks relating to the uncertainty of the projected financial information with respect to Fr8App; (9) risks related to the organic and inorganic growth of Fr8App's business and the timing of expected business milestones; and (10) other risks and uncertainties identified, including those under "Risk Factors", to be filed by in Hudson Capital's other filings with the SEC. Hudson Capital cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Hudson Capital and Fr8App caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Hudson Capital and Fr8App do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Building Market **Leadership**



MIKE FLINKER, PRESIDENT

fr8app


fr8app
We're ready to go!
User or Email

Leading transportation logistics technology

US-based, North American transportation logistics technology company, focused on developing solutions to optimize **the complexity of truckload freight for** US-Mexico cross-border shipping, powered by AI and big data analytics.



POD
RCS
Boards
BOL
Before



After

BEFORE: a complex and broken model that results in bad outcomes for all players in the ecosystem.

AFTER: Fr8App automates the process, making transportation more efficient and reducing logistic costs.

Our Vision

Build the most **connected** & **intelligent** **B2B freight platform for cross-border shipping** in the USMCA region.



- Offering service to and from every major ports and all border crossing locations US-Mexico cross-border, domestic Mexico, domestic US, Canada cross-border.
- Providing a digital freight marketplace, mobile app for carriers, broker services, transportation management system (TMS) and integrations via API.
- Connecting carriers and shippers and significantly improves matching and operational efficiency via innovative technologies such as a live pricing tool and real-time tracking.

Investment **Rationale**

BUILDING MARKET LEADERSHIP

HUGE MARKET OPPORTUNITY

SCALABLE DIFFERENTIATED TECHNOLOGY

SUCCESSFUL GROWTH STRATEGY

Significant Cross-Border Market Size



$732B
Freight Spend (2)
US - Domestic
$385B
Freight Spend (1)
Mex - Us Cross Border
$34B
Freight Spend (2)
Mexican Domestic

1. https://explore.dot.gov/t/BTS/views/Dashboard_StatebyPort/Overview?%3Aiid=3&%3AisGuestRedirectFromVizportal=y&%3Aembed=y&%3AusingOldHashUrl=true
2. https://www.trucking.org/economics-and-industry-data
3. https://canacar.com.mx/servicios/estadistica/agenda-economica-del-autotransporte-carga-2021/

Differentiators: Foothold in Mexico

US Mexico Canada (USMCA) MARKETPLACE



USA MARKETPLACES



Uber Freight

CONVOY

TRANSFIX

TRADITIONAL BROKERS LOGISTICS/3PL



C.H. ROBINSON

LIVINGSTON

Opportunities in Mexico

- **Mexico has become the US' biggest trading partner**

  Strong Mexico-US cross border trade activities continue as Mexico benefits from ongoing US-China disruption

- **Fragmented and inefficient market creates opportunities**

  Thousands of legacy brokers, tens of thousands of shippers, hundreds of thousands of carriers

- **Lack of pricing transparency**

  Hours on the phone negotiating pricing and terms

- **Inefficient matching**

  Takes days to for shippers to get matched to a truck and driver

- **Low technology penetration**

  No tracking and visibility
  Mostly manual process for carriers and shippers

- **Cross-border complexity**

  Multiple hands off going through US-MEX customs
  Regulations and paperwork complexity

Scalable Differentiated **Technology**



JAVIER SELGAS, CEO


LOADS
ARCHIVE
NAME
STATUS
EQUIPMENT
DESTINATION
Jason Donovan
Idle 1 week
Courier
Schedule in 3 days
You posted William Collazo
Laredo, TX
Dallas, TX
Montgomery, AL

We couldn't find a solution **SO WE MADE ONE.**

Our mission is to **revolutionize cross-border shipping** by providing carriers with increased growth opportunities and shippers with flexibility, visibility and **simplicity** for the once-complex process of international over-the-road (OTR) shipping

MARKETPLACE

FR8fms

FLEET MANAGEMENT



Fr8App's **innovative digital freight matching technology** streamlines and simplifies cross-border shipping, connecting shippers with a broad network of reliable carriers and drivers in Mexico, Canada and the United States, providing transparent pricing for available freight capacity on both sides of the border.


CARRIERS
SHIPPERS
API

Third-party players in the industry

FR8tms

TRANSPORTATION MANAGEMENT



We combine our tech savviness with an intimate knowledge of the over the road cross border shipping.

Winning with Shippers: Transportation Management

FR8tms



Get shipments across border quickly, safely, and with less hassle

Simply post the shipment, the destination- anywhere in the USA, Mexico or Canada- and the amount the desired price and match with a secure carrier quickly. Once the shipment is on its way, enjoy real-time 24/7 tracking.

TRUSTED CARRIERS

Addresses driver shortage

SAFETY & RELIABILITY

Tracks cross-border

COST TRANSPARENCY

No hidden carrier fees

REDUCE CHAOS

Manage freight in one control center


Register and get approved
Post a load
Get Matched and receive RCS
Ship
Track and live status
Get the invoice & POD

Winning with Carriers: Fleet Management

FR8fms



Laredo, TX
Chicago, IL

Streamline daily operations and get paid faster

Match quality loads on favorite routes at the desired rate want. With real-time 24/7 tracking, spend less time reporting updates on truck locations and focus on matching more loads.

MAKE EVERY MILE PAY $

Find freight, reduce deadhead (empty) miles

RAPID PAYMENT

Get paid fast with no factoring

COST TRANSPARENCY

Know exactly how much you're making

STREAMLINE WORKLOAD

Tools to increase your operations efficiency



Register and get approved
Post a load
Get Matched and receive RCS
Ship
Track and live status
Get the invoice & POD

Growing Portfolio


FR8radar
FR8tms
FR8fleet
FR8data
CAN
USA
fr8app
Broker Portal
MEX
FR8fms

Differentiators: Integrators

zaro transportation

DAT Freight & Analytics

Recurso Confiable

project44

SAP Business ByDesign

DI Distribution Center, Inc.

Registry Monitoring Insurance Services Inc.

Mesilla Valley Transportation

Integrations in Process

CargoChief WIN THE FREIGHT MARKET

newtrul

Product Roadmap & Company Milestones

2016

Start Development

2017

Launch Fr8App

2019

Business Intelligence & Analytics

2020

Release Fr8App 2.0

TMS expansion

API integration

RMIS
DAT
Dangil

2021

Integrated EDI with shippers

Increased API Integrations

Established Fr8University

Launched
- Broker portal
- Carta Porte
- Internal Pricing Tool
- Offer Manager
- Automated Onboarding

2022

FR8Private**Fleet** for dedicated capacity

AI and Big Data solutions

Release Fr8App 3.0

EDI integration with carriers

Increase API Integrations

Committed to the Environment

Because our core business is **technology**, we seek to reduce our carbon footprint by **optimizing empty miles** and **reducing paper consumption**.


NATURE
has no borders
REFORESTATION CAMPAIGN
September 3rd, 2021
Monterrey, MEX.
fr8app

Successful Growth Strategy



PAUL FREUDENTHALER, CFO

Executing Growth Strategy

- **Deeper Carrier Relationships**
- **Growing Strategic Shipper Accounts**
- **Building Strong and Experienced Team**
- **Growing Tech Capabilities**
- **Launching Solutions Powered by AI, Data & Automation**

Growth in All Key Performance Indicators


Loads Carried
9,200
25,000
2020
2021
Ave. Miles Travelled
1,500
2,300
2020
2021
Shipper Client Count
130
395
2020
2021
Carrier Partners
1,700
2,400
2020
2021

New Strengthened Management



Javier Selgas
CEO & Director

- Joined Fr8App initially as CTO
- 13+ years developing technology and digital marketing, including Country Manager in Osigu, Spain, head of AJEgroup´s IT division in Asia Pacific
- Founded Lanzadera Online digital marketing.
- IT Consultant in big corporations such as Endesa and Ibermatica



Mike Flinker
President

- 40+ years in transportation industry with 30+ years cross-border logistics.
- Founded FLS Transportation, the largest cross-border logistics company in Canada
- Previously with Clarke Transport Inc., Canadian Pacific and Reimer Express Inc. (a division of Roadway Express)



Paul Freudenthaler
CFO

- 30+ years financial experience, including CFO for several leading companies in the US and Mexico, including Macquarie in Mexico, Old Mutual in Latin America, and Ascentium Capital in the US
- Has led IPOs, conducted M&A and sold multiple companies



Luisa López
COO

- 25+ years' experience through management roles in logistics, supply chain, operations, and customer service.
- Landstar Director responsible for commercial and client development strategies for the Mexican market
- Managed 2,000+ transport units specialized in staff and school mobility while at Traxion in Mexico

Fr8University

Program includes lectures and discussion sessions, case studies, and team-based assignments that have been developed for each topic.

- Graduates add to the increased staffing to support accelerated operational growth.
- Employees learn in-depth business fundamentals and applications along the truckload freight industry value chain.
- Team members are indoctrinated into the company culture.
- The investment in human capital is delivering strong returns, fueling organic growth.



Significant Revenue Growth Trends

REVENUE	IN US$ (millions)	% GROWTH
2019 Actual	$4.2	-
2020 Actual	$9.2	119%
2021 Preliminary*	$21.5	134%
2022 Guidance**	$40+	86+%

*   *Press release issued Feb. 1, 2022.*

** *Press release issued Feb. 9, 2022.*

Comparables

COMPANY	ESTABLISHED	MOST RECENT ROUND OF FINANCING	DATE OF FINANCING	FINANCING AMOUNT	POST-MONEY VALUATION[1]	REVENUE MULTIPLE
Uber Freight	2016	Series B	Nov 21	$550.0	$3,300.0	2.4x[2]
CONVOY	2015	Series E	Sep 21	$156.7	$3,960.0	5.9x[3]
TRANSFIX	2010	SPAC	Sep 21	$375.0	$1,100.0	6.0x[4]
NEXT	2015	Series C	Jan 19	$97.0	$500.0	10.9x[5]
Flock Freight	2015	Series D	Oct 21	$214.6	$1,300.0	4.3x
TURVO	2014	Series AA	Sep 20	$27.5	$435.0	7.3x
CargoX	2012	Series F	Oct 21	$200.0	$1,000.0	14.3x
nuvo cargo	2017	Series A	Apr 21	$12.0	$64.0	26.0x
Average Median						9.6x 6.6x
fr8app	2014	Series A[6]	Jan 21[6]	$12.0[7]	$72.0[7]	1.8x[8]

(1) Post-money valuation amounts identified & sourced from PitchBook
(2) Uber Technologies, Inc. Q2 2021 investor announcement
(3) 2020 revenue identified & sourced from PitchBook
(4) Transfix reported 2020 revenue from Q3 2021 press release
(5) Next trucking reported YE 2018 Revenue
(6) Merger and concurrent financing anticipated to close Q1 '22
(7) Financing amount and post-money valuation align with merger terms
(8) Revenue multiple based on 2022 revenue estimates

- US / Mexico (nuvo cargo, fr8app)
- US (Domestic Routes) (Uber Freight, Convoy, Transfix, Next, Flock Freight, Turvo)
- Brazil (Domestic Routes) (CargoX)

Investment Rationale

HUGE MARKET OPPORTUNITY

$385B cross-border US-Mexico trade

$34B Mexico domestic

$732B US domestic

SCALABLE DIFFERENTIATED TECHNOLOGY

Providing competitive advantages to carriers

Fr8App platform

Data driven analytics
Open architecture
Scalable framework

BUILDING MARKET LEADERSHIP

First mover in Mexico

Enter 2022 strong

395 shipper clients
2,400+ carriers
~25,000 loads
500% inc. in lanes operated YOY

SUCCESSFUL GROWTH STRATEGY

Launching numerous product offerings

Collaborating with key players

Investing in human capital

fr8app

A Digital Cross-border Marketplace
for Shippers and Carriers

February 2022